Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.

Commission File No.: 333-248568

The following is a transcript of an interview of Jason Gorevic, CEO of Teladoc, Mala Murthy, CFO of Teladoc, Jennifer Schneider, President of Livongo, and Glen Tullman, Executive Chairman of Livongo at the Morgan Stanley Healthcare Conference on September 16, 2020.

Livongo Health

September 16, 2020

09:30 AM EDT

Paul Kwan:	Good morning, everyone. I’m Paul Kwan from Morgan Stanley. Welcome to the Teladoc Health Livongo Fireside chat. Before we get started, I do have to read a quick disclaimer. Please note that this webcast is for Morgan Stanley’s clients and appropriate Morgan Stanley employees only. This webcast is not for members of the press. If you are a member of the press, please disconnect and reach out separately. For important disclosures, please see the Morgan Stanley research disclosure website at www.morganstanley.com/research disclosures. If you have any questions, please reach out to your Morgan Stanley sales representative.

With that, we’ll get started. We’re very excited to have with us the teams from Teladoc Health and Livongo: Jason Gorevic, CEO; Mala Murthy, CFO. Glen Tullman, Livongo Executive Chairman and founder; and Dr. Jenny Schneider are President from Livongo. Maybe just to start off, Jason, this is a really transformative combination. You’re going to basically be redefining virtual care and digital health on a global basis. At the same time, both companies have tremendous momentum, probably two of the fastest-growing companies we’re tracking in the public technology and healthcare markets. Why now? What do you see in the market — and then we’ll go to Glen — that kind of made you think this was the right time to pull this off, Jason?

Jason Gorevic:	Yeah. Thanks, Paul. And thanks for having us today. You know, we had set out a strategic roadmap even before we went public on our IPO road show that included chronic care, remote patients monitoring, because the vision was always to become the destination for the consumer, regardless of their clinical needs. But as we went through the time period from March through June-July, we saw the market accelerate by probably 3 or 4 years over the span of just 3 or 4 months. And consumer adoption rapidly accelerated. Provider adoption rapidly accelerated, and the role of virtual care in the marketplace accelerated.

And you’re exactly right. Both companies had tremendous momentum at that time, even before the pandemic hit, and then it just accelerated through that time. So this was about looking to where the market is now and where it’s going, and how rapidly it’s going to get there. And Glen and I talked about it, and we both had a similar vision for where that was going and how fast it was going to get there. And then it was a question of the complementary nature of the two companies coming together at this moment was an opportunity that neither of us could pass up.

And Glen, I don’t know if you want to add to that.

Glen Tullman:	I would only say that I think both companies do a great job of listening to our clients and to our members. And in both cases, there was a very strong push to say each of you are missing something that’s important to complete this whole person experience. So for us, they were saying, we were seeing people call us who had chronic conditions, and saying, I need more complex care. I need to talk to a physician. In some cases, I love your behavior, your digital health entry to behavioral health, but I’d like more. And I think Jason was hearing some of those requests on the other side. And when you put them together, it just made sense as we sat together. We said, this is a natural fit. And the ability to put together two industry leaders to really create a transformational effect was something that we saw. We could have each become competitors, tried to build it. There are secondary assets out there. But we said, this is a once in a — really once in an industry opportunity. So we took it.

Paul Kwan:	Thanks, guys. We’re getting some questions around the cross-sell and synergies. We’ll get to that in a few minutes. But it’s been a month since the announcement. I’m curious for the feedback, again, picking up on that thread, Glen, around what you’ve heard from your stakeholders to date. So whether that’s members, partners, physicians, employees; what have you been hearing back from the market in terms of feedback? And maybe we’ll start with you, Jason, and then go to Dr. Schneider.

Jason Gorevic:	Yeah. It’s interesting. I had a discussion that was regularly scheduled just a couple of days after the announcement with a senior executive at one of the largest health plans who said, Jason, you’re building something that’s so big and broad, and it’s going to be so important that everybody is going to have to work with you. Because our clients are going to demand it and our competitors are going to have it. And in order to be able to compete in the market, we’re going to have to have it as well.

And it’s exactly what Glen said. We listen to our clients. So employers are saying they’re looking for a single destination, a single partner to provide the full breadth of care. Because there’s vendor fatigue out there for all those little point solutions. You know, it’s hard. It’s not an employer’s job or expertise to try to assemble all of those into one seamless experience. And so together we’re going to put that together into a single consumer experience with a single front door that has access to all of the clinical capabilities of the two organizations. And that’s exactly what our clients and members are looking for.

Paul Kwan:	Jenny, do you want add on anything you’re hearing in the marketplace?

Jenny Schneider:	Yeah. Yeah, the only two other parts that I would add to what Jason shared, and he’s right. It’s really about experience, really building that holistic experience. So from a member standpoint, Jason shared on his last public earnings call that 60% of their calls were for chronic condition management. We see regularly that our members with chronic conditions have acute needs that may be ear infections, sore throat. And so it’s really delivering on that end-to-end spectrum. Because you’re just a person at the end of the day, and you want the best service, and you want that connected.

All of this being built on the data layer is incredible. So that not only drives the end member experience, but it drives it from a physician standpoint too. So now imagine physicians can get to see people outside of the arena, where they’re not typically following them, have more information, and be able to — whether it’s acute, episodic or chronic, really detail and deliver the exact recommendations that are most useful to that end member or end patient.

Paul Kwan:	Got it. I think we want to take one step back and just go pre-COVID. Maybe we’ll start with Glen and go to Jason. For those who may not know both companies as well, talk about what was driving the momentum going into pre-COVID times, the past year or two, and then again, what’s been accelerating (inaudible) more kind of what’s driving before. That would be helpful to understand both sides. Maybe Glen we can go back to you, and then Jason.

Glen Tullman:	Sure. I’m happy to. Well, both companies, as we kind of referred to, were growing in excess of 100%. So you had two really great growth companies that were already — people were already adopting digital health. And as we talk to clients, as we talk to members, everyone knew where this was going. They just didn’t know how fast it would get there and how impactful it would be. And as Jason already mentioned, the pandemic served to accelerate this by whether it’s 3 to 5 years, whether it’s a factor 10x, whatever metric you want to use; there was a dramatic acceleration. But it was going to happen anyway. And both companies were built to scale. That’s really important.

When the pandemic came along, and I’ll reference telehealth. There was only one company of all of them out there that was able to manage — seamlessly manage the increase in scale, and that was Teladoc. And we took notice of that. There was one clear leader, both in terms of volume, 10 million visits, but also in terms of the ability to seamlessly scale up. Our clients noticed that as well, and some of them literally were changing over to Teladoc at that very moment. So that ability to scale, paired with knowing where the market was going, it was already going there. This just accelerated it dramatically, as it did in many other industries.

Paul Kwan:	Anything you want to add to that Jason?

Jason Gorevic:	Yeah. I mean the momentum from both companies was tremendous. I mean we both had great first quarters before, when we only had a couple of weeks of impact from the pandemic. Both companies are seeing similar trends with respect to our clients buying multiple clinical services from us. So that’s a really strong indicator of the appetite for a broader array of services and sort of the full credit answer. By putting the two companies together, it completes that picture for them. And then you saw in the second quarter from our announcement, two thirds of our clients buying multi-product solutions from us. Again, just sort of speaks to that one partner, one vendor, one consumer experience. And all of that was certainly accelerated.

One of the things that I think is probably underappreciated is that Livongo got a little bit of a tailwind in the second quarter from the pandemic. But it was already off the charts as the fastest grower in the market. And it may have gotten a little bit more usage, but the impact on Livongo was actually smaller than the impact on Teladoc, as with people unable to go into their doctors’ offices, they turned to telehealth for the first time. What the two companies share is tremendously high Net Promoter scores, with Net Promoter scores in the mid-60s. Our clients love us. Our members love us, and together they’re going to get even more from that.

Paul Kwan:	Awesome, thanks. Maybe we’ll go to Mala and then we’ll go to a competitive landscape question after that. But Mala, talk about kind of the outlook you’ve given, you’ve kind of got the pre-synergy revenue growth of 40% to 45% for 2021 and a CAGR of 30% to 40% growth over the next 3 years. Talk about the confidence there in that outlook, and kind of what’s driving that, Mala.

Mala Murthy:	Thanks, Paul. You know, what’s driving that is a few things. First of all, as Jason and Glen have talked about quite eloquently, there is tremendous and broad momentum across both businesses. You know, if you again look at the second quarter results that we both posted, our revenue growth was in the range of 85%. Livongo’s was well over 100%. So you’re talking about two very high momentum companies from a revenue growth perspective.

The second thing I’d say is what’s underpinning that revenue growth is a high degree of visibility on both sides, right? You know, for those of you who know our business, most of our revenue, a ponderance of our revenue is subscription revenue, is access revenue. And we have very high visibility around that. As we have talked about in our recent earnings calls, we are seeing tremendous bookings momentum. The amount of bookings we are seeing that are multiple products and services, which fuels revenue growth from an expansion of our PNPM is over two thirds of our bookings with multiple products.

So there are a lot of tailwinds that we are seeing in both our businesses, very strong visit revenue momentum and most importantly broad-based momentum. As I always say, we are both businesses that are firing on multiple cylinders. It isn’t a concentrated revenue growth story. It is a broad-based momentum story. So the broad-based nature of it plus the visibility that we both have is what is underpinning our confidence in the momentum ahead.

Paul Kwan:	Okay. Thanks, Mala. We’ve got a couple questions in the queue here just on the competitive landscape. And can you talk about how again the combination here is obviously changing the landscape. We had a question around big medical brands, Mayo, Cedars, Cleveland; what competition are they? Maybe Jason, you can hit that and Glen and Dr. Jenny, you can chime in as well.

Jason Gorevic:	Yeah. Actually, we provide technology to some of the largest hospital systems, health systems in the country. In fact, I think the last time I looked, we were in 60 of the 100 hospitals, providing them with technology that enables them to deliver virtual care to their patient populations. We see virtual care as a rising tide. And as the leader in that space, we’re going to get an outsized benefit from that.

With respect to the overall competitive landscape, I think this redefines it completely. I think we’ve defined a new category in which we exist almost alone, because there’s nobody else who has anywhere near the breadth of capabilities who can bring that full credit answer to clients, and who also operates in all the client channels as the leader, whether it’s health plans, employers, direct-to-consumer, domestic, international, hospitals and health systems. We’re fortunate. We’ve been deliberate about our strategy at approaching all of those entry points for the consumer to become the leader and this just accelerates it.

Paul Kwan;	Thanks, Jason. Glen, anything to add there?

Glen Tullman:	Jenny, I’ll let you comment first. You’re more of an expert on this than me.

Jenny Schneider:	No. I think what Jason said is exactly right. Like, we’re in this position really to accelerate. And if you think about the combination of virtual care and remote monitoring, that’s where the world, as Jason just described, gets really exciting. Because it’s not just delivering care services vis-à-vis a virtual platform. It’s actually being able to do it with the data. And that’s something that we’ve seen a rapid growth in our own client base around health systems as well for the exact reason that they’re understanding that being able to monitor their patients in the outside world does a couple things. One, it improves overall care without a doubt. And it also allows everybody to function at the top of their licensure. So you can really focus on and get the level 5 patients in when they need it. And so it’s a win across the ecosystem. And so I do think it’s this remote monitoring plus virtual care that is redefining the space altogether.

Glen Tullman:	Paul, I’ll just add one other point. And that is people often throw out different names. You listed a few. Other people use big tech names. What about Amazon? What about this or that? And as Jason was saying, in most cases all those names you’re listing are customers of at least one of us already. So Amazon is a customer. They love us in terms of using it for their own employees to provide them better clinical and chronic care. They also were partners in development. So you can go to your Alexa and ask about, you know, give me my Livongo blood pressure or give me my Livongo blood sugar number. And if you walk down the path, and we’re using them, they’re using us. So there’s a lot of collaboration. And I think the biggest and best tech companies, the biggest and best health systems all understand that you partner with the best providers. You don’t have to try to reinvent everything. Health care is a very big space.

So you’re going to see partnerships. You’re going to see sometimes we’re the underlying — I mean I’ve been amazed at the number of our clients who I didn’t know, but they’re using Teladoc already for one or more services. And it makes it easier for us to contract with them, because they already have an existing relationship with Teladoc. We just do an addendum. Our contracting just got easier, so lots of opportunity to work together with all those names you talked about.

Paul Kwan:	That’s a great segue to the cross-sell and revenue synergies. We’ve got a bunch of questions there we’ll tick through in a second. But maybe just to step back for Mala, in those recently published investor deck, you kind of walk through the targeted revenue synergies. Could you kind of walk through the different buckets there, how that is going to play out over the next 2 to 5 years? And then we’ll kind of dig through some of the specific questions the audience has.

Mala Murthy:	Great. Yeah, so as we have talked about, we from a revenue synergy standpoint, we expect to achieve a run rate of $500 million of revenue synergies by 2025, and $100 million run rate of revenue synergies by 2022. I would also remind you, we have cost synergies contemplated as well of a run rate of $60 million by 2022.

When we think about the revenue synergies, the quantified revenue synergies, they really fall into three key buckets. Slightly over half of it is coming from cross-sell. The cross-sell synergies essentially are underpinned by the fact that we have fairly limited client overlap, less that 25%. And so that’s just an incredible runway for growth from cross-sell (inaudible).

The second bucket that we have identified is cross-referral. So think of a member, an individual, who has access to both Livongo and Teladoc Health, and they’re coming for a certain condition. And the provider is quickly able to understand the root cause and help them with the other’s products. So that is cross-referral.

And then the third bucket that we’ve identified, which is approximately 20% of our total synergies, is international. International is something where both teams are tremendously excited about the possibilities. We have a playbook for international. Our sales teams international are salivating at the prospect of getting Livongo that they are able to sell to our clients. And you know, we have large global clients, financial institutions, et cetera. The one other aspect that we’re really excited about with the addition of Livongo is the possibility of us approaching national healthcare systems. So there is a ton of runway for international.

The thing that I will also add is in addition to these quantified opportunities, there are several others that have a lot of promise that we have not really quantified. But we are already together starting to ID it around the possibilities of those, and those include things such as what this could do to our virtual primary care offering, right? We have talked a lot about reimagining virtual care, primary care. So there are possibilities there, and really all about hospital-at-home. So again, how can we use our hospital and health system as a great distribution opportunity for Livongo as well?

So that’s sort of encapsulates the thinking that we have around revenue synergies.

Paul Kwan:	Thanks, Mala. We have— go ahead.

Mala Murthy:	Go ahead.

Paul Kwan:	We had a couple specific questions just to drill down on (inaudible). So weird feedback there. One question was around behavioral health and kind of that opportunity there. Can we talk about that? Anyone can jump in in terms of the combined behavioral health solution, which can be again, quite transformative for the ecosystem.

Jason Gorevic:	Yeah, maybe Jen, you want to take that one?

Jenny Schneider:	Yeah, for sure. So thanks for the question. So as we have seen, behavioral health needs in the setting of the pandemic have hugely escalated, and we’re really truly only at the tip of the iceberg, I think we all know and believe. And the two assets together are again, Jason’s talked about the complementary nature of the two companies. And I think this is an area where it’s just hugely illustrated in that Livongo has today a digital front end for behavioral health, and has built a number of modules to allow people to come in and self-select and help direct them to the digital aspects through the combination and ability to escalate that when a provider, a therapist, a psychologist, a psychiatrist is needed is incredibly powerful. And what that allows us to do is really scale in a one-to-many. And more importantly in behavioral health, is allow people to access the care that they need and that they want in the place that they want to get that. And so it’s the convenience throughout that that really will drive that experience.

Jason Gorevic:	And so I totally agree. And I guess I would just add, that’s an area that we’re seeing explode in terms of demand and volume, as virtual care is the perfect solution for behavioral health. And we all know that every estimate of the market potential there is understated because of pent-up demand due to stigma and access issues that are really addressed by virtual care. Because we can bring the right therapist, the right digital assets to bear for the consumer on their terms without them having to overcome those stigma and access issues that prevent people from getting the care that they need.

Paul Kwan:	Thanks. Yeah, that’s a good question just to drill down on the cross-sell. Where do we think that’s going to land first, get the most adoption early on, anybody? Maybe Jason, you want to hit that one first?

Jason Gorevic:	Yeah. I think it’s in the employer and health plan market. As we look at the populations that we serve, over 70 million people in the US have access to the Teladoc platform. And as Mala said, less than 25% client overlap. A lot of those very large clients comes from employers directly or through their health plans. And as we’ve been out talking to the market and talking to our clients, that’s where the immediate impact is going to be. I think secondarily, you’re going to see the impact in the international markets and in the hospital and health system markets. We also are excited about bringing Livongo down into the smaller end of the employer market, which we access through broker channels, and they really haven’t historically served. So we see that as another area of opportunity.

Paul Kwan:	Got it.

Mala Murthy:	Paul, one thing I would add — sorry — one thing I’d add to that end, you know, we are already together from an integration standpoint, contemplating those kinds of opportunities. We are already starting to work together on plan. As you probably know, we have a commercial agreement in place and we are having a fast start when it comes to integration planning to bring the commercial teams together, such that we can go after those opportunities (inaudible).

Glen Tullman:	Yeah, it’s not — this is not theoretical. It’s happening today. The sales teams are working together today under that cross-selling agreement, and as Jason said, they are just tremendously — they’re probably the most excited or maybe our members or clients are. And we’re bringing the investment community along.

Paul Kwan:	Got it. Got a question that came in just around regulatory change once we come out of COVID. So do we think Congress makes changes there after we come through this pandemic? Maybe Glen, you’re still off mute. So maybe you can jump on that one.

Glen Tullman:	I’ll just — well, I want to turn it over quickly. But I’ll just say that there’s tremendous energy. This is not a political issue. In fact, it’s political in the sense that both parties are trying to grab it and run with it. Everybody wants to take credit for providing telehealth as a general sense to the entire population. Everybody understands it works. We would like to push that along, and I think we are, to explain that it’s really consumer-centric virtual care is what they want. But telehealth is a great entry level in, and then we’ll see them add more. And both sides have tremendous enthusiasm. Again, the Teladoc team has a great team already in Washington, educating, talking to people. We have a great team as well at Livongo. Those are being combined. We’ll have twice the firepower. But there’s tremendous enthusiasm.

Jason Gorevic:	I might just add, you know you’ve heard CIMA (ph) talk about the genie not going back in the bottle. Just yesterday the NCQA taskforce on telehealth came out with their recommendation that the regulatory changes that were put in place for the pandemic persist after the pandemic. You’ve seen CMS say that they’ll reimburse through the end of ‘21. But they’re not going backwards. This will become an issue of what’s the level of reimbursement, and how are they going through the mechanics of it. I don’t think it’s an “if” question anymore. It’s what exactly do the regs look like as we come out the other end of ‘21.

Paul Kwan:	Great. Thanks, Jason. I think we’ve got just a few more minutes here before we wrap up. Maybe we’ll stick with you, Jason. What do you think investors may be aren’t as appreciative as much in terms again of this transformative combination and outlook for this company? And then yeah, why don’t we just go there with that one?

Jason Gorevic:	Yeah. I think we took people by surprise a little bit. Where you started, Paul, I think is really important. Both companies had tremendous momentum. We were both tremendously successful. And so you don’t usually see the merger of two rapidly-growing sort of industry-defining companies at this kind of a time. So I think there was a little bit of surprise. Our clients weren’t surprised. Our clients were thankful. They were saying, this makes 100% sense. This is fantastic. And I think it’s hard for the market to react fast enough to an industry redefining combination, and the competitive advantage that that yields, and therefore the opportunity that that opens up.

I mean Mala talked about virtual primary care. Our ability to now manage whole person cost of care and get the benefits of the impact that we have will open up new economic opportunities that neither company could have really grabbed by themselves. And I think it takes a little bit of sort of forward-thinking leaning into what those opportunities look like, and appreciation for how different we are from everyone else in the market. And we’ve already had a hard time, because there have never been any comparables. We probably have to go through that again in order to educate the market about what the opportunity really looks like and the success that we’re going to have.

Paul Kwan:	Glen, anything to add there? I think for sure this — the complementary fit here in terms of bringing together best-in-class products, technologies against a global distribution footprint at scale that’s got proven scalability really is pretty unique, and looking forward to see how that plays out. Anything else you want to add, Glen, in terms of your thoughts?

Glen Tullman:	I’d say that when Jason talked about surprising the market, and I think that everybody we’ve talked to has said this was a really bold move. They understand that people needed it. But if we go back to when we came out and went public, a lot of people didn’t quite understand. What is Livongo? Is it strips and meters? Is it coaching? Is it really understanding how to use data science? Are you a data science company? And this idea of applied health signals was brand new. And so you saw, painfully we all saw initially they didn’t know. Tech investors didn’t know. The healthcare investors, they didn’t know what this new thing was.

And then as people started to understand, wow, this is long-term recurring revenue. This is stable. The clients really love it. Then they came along, and we see what happened. I think the same is going to happen here. There’s already a positive reception. But as people start to look at the metrics that are coming out, just the existing guidance, and as we learn together and open up these new markets, I mean the idea of 10 million visit that Teladoc did and access to 70 million people; we know that something like half of those folks have a chronic condition and they’re looking for better solutions, and they want them delivered seamlessly.

So I think the upside here of — to quote you, Paul, the first global reach scale consumer-centric virtual care company. We haven’t seen something like that. And that was the transformational vision that both management teams said. If we do this, we’re going to create something that will be here and will fundamentally redefine the market. And anytime that happens, initially there’s people getting onboard. And then they say, okay, you’re not just a book seller, you’re a lot more, to use just a little analogy. I think that’s what they’re going to see here.

Paul Kwan:	Awesome. Thanks, Glen. Well we’re just on time perfectly. I want to thank you all for taking time to be with us, and look forward to the future, and congratulations again.

Mala Murthy:	Thank you.

Jason Gorevic:	Thanks, Paul.

Jenny Schneider:	Thank you, Paul.

Glen Tullman:	Thank you.

***

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.